EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated May 12, 2017 relating to the consolidated financial statements of Fortuna Silver Mines Inc. and subsidiaries (the “Company”) and the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses) appearing in this Annual Report on Form 40-F of Fortuna Silver Mines Inc. for the year ended December 31, 2016.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

May 15, 2017